Balance Sheet

The Grateful Gourmet

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
TD BUSINESS SIMPLE CHECKING (6900)	4,933.19
TD BUSINESS SIMPLE CHECKING (6900) - 2	-3,156.03
Venmo	8,707.50
Total for Bank Accounts	**$10,484.66**
Accounts Receivable	
Accounts Receivable (A/R)	2,842.52
Total for Accounts Receivable	**$2,842.52**
Other Current Assets	
Inventory	335.42
Uncategorized Asset	-423.27
Undeposited Funds	0.00
Total for Other Current Assets	**-$87.85**
Total for Current Assets	**$13,239.33**
Fixed Assets	
Machinery & Equipment	42,142.47
Total for Fixed Assets	**$42,142.47**
Total for Assets	**$55,381.80**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	562.20
Total for Accounts Payable	**$562.20**
Other Current Liabilities	
New Jersey Department of Revenue Payable	154.03
Total for Other Current Liabilities	**$154.03**
Total for Current Liabilities	**$716.23**
Long-term Liabilities	
Honeycomb Loan	9,477.66
Total for Long-term Liabilities	**$9,477.66**
Total for Liabilities	**$10,193.89**
Equity	
Opening Balance Equity	2,770.72
Owner's Equity	63,187.48
Owner's Investment	52,184.93
Owner's Pay & Personal Expenses	-101,581.89
Retained Earnings	64,267.91
Net Income	-35,641.24
Total for Equity	**$45,187.91**
Total for Liabilities and Equity	**$55,381.80**